UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Delegación Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOTICE TO THE SHAREHOLDERS OF

AMÉRICA MOVIL, S.A.B. DE C.V.

CASH/STOCK DIVIDEND

Notice of Dividend

We (“América Móvil”, “AMX” or the “Company”) hereby give our shareholders notice of a dividend of Ps.0.14 (fourteen cents of one Mexican peso) per Series AA, Series A and Series L share to be distributed on November 14, 2016 (the “Payment Date”), upon delivery of dividend coupon No. 42 attached to AMX’s 2015 issue of stock certificates representing our share capital, in accordance with the terms and conditions set forth herein.

Stock Dividend Option

At the general ordinary and extraordinary shareholders’ meeting of AMX held October 6, 2016, it was resolved, among other matters, to pay a dividend to the shareholders as of November 8, 2016 (the “Record Date”) either in (i) cash, (ii) Series L shares of AMX currently held by the Company as treasury shares, or (iii) a combination thereof, according to the election of each shareholder. The reference price used to calculate the number of Series L Shares to be received by any given shareholder that elects to receive Series L Shares will be calculated based on the market price per Series L Share at the opening of trading on the Mexican Stock Exchange on the Payment Date (the “Reference Price”), as described herein.

Any shareholder who fails to give us notice of its election by 3:30 pm on November 11, 2016, will receive payment of the dividend in cash only. No shareholder will be required to give consideration of any kind to AMX in exercising the right to receive the dividend, regardless of whether a shareholder elects to receive the dividend in cash or in Series L shares.

Allocation of the Series L Shares

The number of Series L shares to be received by each shareholder that elects to receive Series L shares shall be determined as follows:

A = (NS * PS) / RP

Where:

A:	means the number of Series L limited-voting shares of AMX, issued in registered form, no par value, to be received by the shareholder.

NS:	means the aggregate number of Series AA, Series A and Series L shares for which the relevant shareholder elects to receive Series L Shares.

PS:	means the payment per share of Ps.0.14 (fourteen cents of one Mexican peso) per Series AA, Series A and Series L share outstanding as of the Record Date.

RP:	means the market price per Series L share at the opening of trading on the Payment Date on the Mexican Stock Exchange.

The following example is intended to illustrate the correct application of the formula set forth above:

Hypothetical Shares

Number of shares for which the shareholder elects to receive Series L Shares (NS)	1,000

Payment per share (PS)	Ps.0.14

Market price per Series L Share at the opening of trading on the Payment Date on the Mexican Stock Exchange (RP)	Ps.11.17

Calculation

A = (PS * NS) / RP

A = (Ps.0.14 * 1,000) / Ps.11.17

A= 12.533572 Series L shares

Calculation of cash value of fractions of Series L share: 0.533572 * Ps.11.17 = Ps.5.96

Result

The shareholder who elects to receive the dividend in Series L Shares for the 1,000 shares held as of the Payment Date will receive 12 Series L shares and Ps.5.96 in cash.

TERMS AND CONDITIONS

Purpose

The purpose of the stock dividend option is to offer our shareholders the option of receiving payment of the dividend in cash, Series L shares or a combination thereof.

Objective of the Share Option

The objective of the option to receive Series L shares of AMX described herein is to serve as an instrument for strengthening our relationship with our shareholders by allowing them to choose between receiving payment of all or a portion of the dividend in cash, Series L shares or a combination thereof. This will provide our shareholders with increased flexibility to customize their decisions based on their individual circumstances, consistent with the trend observed in recent years among major public corporations worldwide.

Non-transferable Option

The option to receive the dividend in cash, Series L shares or a combination thereof is non-transferable. We will deliver the Series L shares solely and exclusively to those who submit proper and sufficient evidence of ownership of outstanding shares of our Series A, Series AA or Series L stock on the Record Date.

Fractions of Shares

Shareholders will not receive fractions of Series L shares. In the event that the application of the formula set forth above results in a number of Series L shares other than a whole number, the number of Series L shares to be received by any shareholder will be rounded down to the nearest whole number. The remaining fraction of a Series L share will be multiplied by the Reference Price and the resulting amount will be paid in cash.

Eligibility

Our shareholders as of the Record Date will be simultaneously entitled to elect to receive the dividend in either cash, Series L shares or a combination thereof, during the period from November 9, 2016, to 3:30 p.m. on November 11, 2016 (the “Election Period”).

Shareholders may elect a combination of the above options (i.e., either or both options in respect of all or a portion of the shares held by the relevant shareholder). Any shareholder that fails to give us notice of its option within the Election Period will receive the dividend payment cash only.

Upon expiration of the Election Period we will disclose the number of Series L shares actually delivered to our shareholders.

Principal Characteristics

Maximum number of Series L shares available

820,428,357 Series L shares, assuming (i) that all of our shareholders elect to receive Series L Shares (ii) a Reference Price of Ps.11.17 per share and (iii) 65,458,462,516 outstanding shares of AMX as of October 28, 2016.*

Dividend amount	Ps.0.14 (fourteen cents of one Mexican peso) per Series AA, Series A and Series L share outstanding as of the Record Date.
Reference Price	The market price per Series L share as of the opening of trading on the Mexican Stock Exchange on the Payment Date.
Election Period	November 9, 2016 to November 11, 2016.
Payment/settlement date	The dividend will be paid in cash, Series L shares or a combination thereof beginning on November 14, 2016.
Characteristics of the dividend shares	Series L limited-voting shares, issued in registered form, no par value.

*  The actual number of Series L shares delivered to our shareholders will depend on the elections of our shareholders during the Election Period.

The information above is based on estimations prepared in accordance with the information available as of the date of this notice. Any change in such schedule subsequent to the date hereof will be disclosed to our shareholders and to the market by means of a supplement hereto or through the information disclosure systems maintained by the Mexican Stock Exchange and/or AMX.

Characteristics of the Dividend Shares

Any shareholder that elects to receive shares will receive Series L shares, which are currently held by us as treasury shares and will have the same characteristics and confer the same rights as the Series L currently outstanding.

For a description of our Series L shares and the risks relating to their subscription please refer to our annual report for the year ended December 31, 2015, which has been filed in accordance with the General Rules for Securities Issuers and Other Securities Market Participants (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores) and is available at www.bmv.com.mx and www.americamovil.com.

2013 Net Earnings Account

At the general and extraordinary shareholders meeting of AMX held October 6, 2016, our shareholders determined that the dividend will be paid out of our net earnings account (within the meaning of the Mexican Income Tax Law) as of December 31, 2013, as adjusted.

Financial Statements

Pursuant to Article 19 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles), we may only distribute our profits after the financial statements that reflect such profits have been approved by our shareholders. The financial statements that are the basis for the dividend payment subject matter hereof are our annual audited financial statements for the year ended December 31, 2013, which were approved by our shareholders at the general annual ordinary shareholders’ meeting held April 29, 2014.

Procedure for AMX Shareholders

Notice of Election

Those shareholders who hold their AMX shares through a custodian that maintains an account with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), must provide such custodian, within the Election Period, written notice, (the “Notice of Election”), which may be obtained by contacting the Company, of their election to receive payment of the dividend in cash, in Series L shares or in a combination thereof.

Consolidation Agent

Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa”), will serve as consolidation agent. Custodians must consolidate the instructions received by them from their customers, and must deliver to Inbursa the duly executed Notices of Election no later than by 3:30 p.m. of the last day of the Election Period.

All Notices of Election must be duly completed and executed and must be delivered by courier, return receipt requested, to Inbursa at its offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Ciudad de México, attention Gilberto Pérez Jiménez, telephone +(55) 5625-4900, ext. 1547, e-mail gperezj@inbursa.com. Notices of Election will be accepted from 9:00 a.m. to 2:00 p.m., and from 4:00 p.m. to 6:00 p.m., Mexico City time, each business day during the Election Period; provided, however, that Notices of Election delivered on the last day of the Election Period will be accepted if received between 9:00 a.m. and 3:30 p.m., Mexico City time, only.

Failure to Give Notice

AMX shareholders must deliver their Notices of Election no later than by 3:30 p.m. of the last day of the Election Period. Any shareholder who fails to give us notice of its election within the Election Period will receive payment in cash only.

Irrevocable Option

All elections made in the manner described above shall become irrevocable for all purposes effective as of the last day of the Election Period. See Withdrawal for a description of the manner in which an election may be withdrawn prior to the last day of the Election Period.

Ex Coupon Sales

We anticipate that the Mexican Stock Exchange will disclose the sale of the ex coupon or ex right associated with the dividend on the Record Date (at least 72 business hours in advance of the effectiveness of such sale) and will not adjust the closing price of the Series L shares since the shares do not constitute newly issued shares but shares currently held by us as treasury shares.

Payment; Settlement

On the Payment Date, we will deliver to our shareholders cash, Series L shares or a combination thereof.

All cash payments and deliveries of Series L shares on account of the dividend, as they relate to the shares deposited with Indeval, will be made through Indeval in accordance with the terms and conditions set forth in the agreements between our shareholders and their financial intermediaries, and with all applicable legal and administrative provisions.

All cash payments and deliveries of Series L shares on account of the dividend, as they relate to the shares being held in the form of physical certificates will be made at the offices of Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Ciudad de México, attention José Francisco Vergara Gómez, telephone +(55) 5625-4900 ext. 3318 during banking business days and hours. Holders of such shares must submit the originals of their stock certificates, 2015 issue, with dividend coupon No. 42 attached thereto, and must deliver a copy of their tax identification card, among other documents during the Election Period.

Conditions to the Election

Shareholders must give written notice, within the Election Period and in the manner set forth in the foregoing or any subsequent notice, of their election to receive Series L Shares.

Any shareholder that fails to give us notice of its election in the manner set forth in this notice or any subsequent notice, will receive payment in cash only. We may extend the Election Period in our sole discretion.

Any question concerning the form and validity (including the time of receipt) of any Notice of Election and/or any withdrawal of such election will be determined by AMX through Inbursa, and such determination will be final and binding. We reserve the right to waive any defect or irregularity in any Notice of Election or any notice of withdrawal thereof, taking into consideration the materiality of such defect or irregularity.

Withdrawal

Any shareholder who delivers a Notice of Election will have the right (without being subject to any penalty whatsoever), for one time only, to withdraw such notice at any time prior to 3:30 p.m. (Mexico City time) on the expiration date of the Election Period. In such event, such shareholder will receive payment of the dividend in cash only.

Procedure for Holders of AMX ADSs

Holders of Series A and or Series L shares in the form of American Depositary Shares (“ADSs”) as of record on October 31, 2016 (the “ADS Record Date”) should expect to receive from Citibank, N.A., as Depositary for the ADSs (the “Depositary”), directly or indirectly through their custodian, broker or other nominee, after the ADS Record Date a Depositary notice with instructions on how to elect to receive the dividend in the form of cash (converted into US dollars as per the deposit agreement for the ADSs) or additional ADSs representing Series L shares (the “Depositary’s Notice”). As the terms of the elective dividend and the manner for making the applicable election may differ at the ADS level from the elective dividend terms and the election manner at the share level in Mexico, holders of ADSs are encouraged to read the Depositary’s Notice carefully. A copy of the Depositary’s Notice will be furnished by the Company to the U.S. Securities and Exchange Commission (“SEC”) under cover of a Form 6-K on the ADS Record Date. A copy of the 6-K may be retrieved from the SEC website at www.sec.gov beginning on the ADS Record Date.

Fees and Expenses

Payment of the dividend will be net of any fees and expenses. We will pay any and all of the issuance, subscription, release, registration and other expenses associated with the dividend. Notwithstanding the foregoing, shareholders will be liable for any fees payable to their respective custodians under their agreements with them. We encourage our shareholders to inquire beforehand with their custodians about any fees and/or charges payable by the relevant shareholder on account of any transaction executed and/or service rendered by its custodian in connection with its participation in the payment process described in this notice.

Unsubscribed Shares; Forfeiture

Any Series L shares that remain undelivered as a result of this process will continue to be held by us. Pursuant to Article Forty-four of our corporate bylaws, any dividends remaining unclaimed by our shareholders upon expiration of the five-year period following the Payment Date shall be forfeited in favor of AMX.

Accounting Treatment of Proceeds from the Sale of Released Shares

We expect that the price per share of the new dividend shares will be accounted for as follows: (i) an amount equal to the implied par value per share, as equity of AMX, and (ii) the balance, as additional capital.

Mexican Taxation

The following summary contains a description of certain Mexican income tax consequences of the distribution described in this notice, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the decision to receive the dividend in cash, Series L shares or a combination thereof. This discussion does not constitute, and should not be considered as, legal or tax advice to our shareholders. The discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this notice.

The tax consequences discussed below may not be applicable to all of our shareholders. Accordingly, we encourage our shareholders to consult their own tax advisors to better understand the tax consequences of  their participation in the payment process described herein. We disclaim any liability for any tax consequence suffered or obligation incurred by any shareholder who elects to participate in such distribution.

For the purposes of Mexican accounting and tax rules, receiving the Series L shares will be deemed to be an automatic and simultaneous reinvestment and not a dividend payment in kind, in accordance with AMX’s application of the Reference Price to the authorized Capital Stock.

Under no circumstances will the dividend be deemed to be either a sale of shares by the Company or a general solicitation of a waiver or transfer of any rights from the shareholders. The Company has not realized nor will realize, with respect to the dividend, any public sales efforts of its shares and/or a public offer.

Cash Dividends

General: Withholding Tax

Pursuant to articles 140 and 164 of the Mexican Income Tax Law, dividends, either in cash or in kind, paid with respect to our shares to Mexican and non-Mexican resident individuals will generally be subject to a 10% Mexican withholding tax.

Nonresident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

Exception: Earnings accrued prior to 2014

However, pursuant to Transitory Article 9-XXX of the Mexican Income Tax Law, dividends from net earnings accrued prior to 2014 are not subject to the Mexican withholding tax. The earnings distributed as dividends pursuant to this notice were accrued by us prior to December 31, 2013. Accordingly, such dividends will not be subject to Mexican tax withholding irrespective of the election made by any given shareholder.

Reinvestment of Shares

Reinvestment of Profits

Pursuant to Article 10 of the Mexican Income Tax Law, income from dividends reinvested within thirty (30) days of their distribution is deemed realized in the year in which the capital contribution is refunded or the issuer is liquidated. Accordingly, for the purposes of Mexican accounting and tax rules, the subscription of the shares to be delivered to the shareholders on the Payment Date, will be deemed to be a reinvested dividend immediately upon its distribution, will not be subject to the Mexican withholding tax and will not be deemed realized until such time as we refund the capital contributions in connection with a decrease in our share capital pursuant to Article 78 of the Mexican Income Tax Law, or until our Company is liquidated.

No Decrease in Our Net Earnings Account

Because the dividend, with respect to shareholders who elect to receive the dividend in Series L shares, will be deemed to be reinvested immediately upon distribution of such dividend (i.e., within thirty (30) days of its distribution), we anticipate that such dividend will not result in a decrease in our net earnings account pursuant to Article 77 of the Mexican Income Tax Law.

No Increase in Our Contributed Capital Account

Pursuant to Article 78 of the Mexican Income Tax Law, the dividends reinvested within thirty (30) days of their distribution will not give rise to an increase in our contributed capital account.

Acquisition Costs

Pursuant to Article 23 of the Mexican Income Tax Law, the acquisition of shares through the reinvestment of dividends or profits within thirty (30) days of their distribution carries no acquisition-related costs.

U.S. Taxation

The following is a summary of certain U.S. federal income tax consequences of the receipt of the dividend to a holder of shares or ADSs that is a citizen or resident of the United States of America, a corporation (or other entity taxable as a corporation) organized under the laws of the United States of America or any state thereof, or otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs (a “U.S. holder”). This summary is subject to the limitations described in the Company’s Form 20-F under the heading “Taxation of Shares and ADSs—U.S. Federal Income Tax Considerations” and is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, each as of the date hereof, and does not purport to be a comprehensive description of all of the tax consequences of receiving the second installment of the dividend.

This summary is not exhaustive, and does not describe all of the tax considerations that may be relevant to a U.S. holder’s decision to elect to receive cash, additional shares or ADSs, or a combination thereof. The consequences to any particular U.S. holder will depend on the personal circumstances of such holder. Each U.S. holder is advised to consult its own tax advisors regarding the tax consequences of the dividend to it, including the consequences under U.S. federal, state, local or foreign tax laws.

Very generally, regardless of a U.S. holder’s election to receive cash, additional shares or ADSs, or a combination thereof, a U.S. holder that receives the dividend will be treated as having received a taxable distribution with the consequences described in our Form 20-F under “Taxation of Shares and ADSs—U.S. Federal Income Tax Considerations—Taxation of Distributions.”

In the case of a U.S. holder that receives the dividend in Mexican pesos in whole or in part (including any paid in lieu of fractional shares), the U.S. holder generally will recognize dividend income as to such portion equal to the gross amount of Mexican pesos we pay. In general, the gross amount of any dividend will be includible in the gross income of a U.S. holder as ordinary income on the day on which it is received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs. The dividend will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that it is received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If the dividend is converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

In the case of a U.S. holder that makes a valid election to receive all or a portion of the dividend in additional Series L shares or ADSs, the U.S. holder will recognize dividend income as to such portion in an amount equal to the U.S. dollar value of the rights to receive additional shares or ADSs as of the Payment Date. Such a U.S. holder’s tax basis in the additional shares or ADSs received will equal such U.S. dollar value, and the U.S. holder’s holding period in the shares or ADSs will begin on the day after the Payment Date.

Subject to applicable limitations, certain non-corporate U.S. holders may be taxable on the amount of the dividend at a rate that is lower than the rate applicable to ordinary income. U.S. holders should consult the discussion in our Form 20-F under “Taxation of Shares and ADSs—U.S. Federal Income Tax Considerations—Taxation of Distributions,” as well as their own tax advisors regarding the availability of the reduced tax rate on the dividend in their particular circumstances.

The dividend will not be eligible for the dividends-received deduction allowed to corporations under the Code. In general, a U.S. holder that receives additional ADSs will be treated as owning the shares represented by those ADSs for U.S. federal income tax purposes.

The dividend may be subject to information reporting and backup withholding unless the holder establishes that it is an exempt recipient if required, or provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the Internal Revenue Service.

CHANGE IN OUR CAPITAL STOCK

Dilution

Shareholders who elect to receive payment of the dividend in cash may experience dilution as a result of the release of additional Series L shares.

Outstanding Shares

As of the date of this notice and subject to adjustment in connection with the conversion of shares and trading in our shares in the ordinary course, we have a total of (i) 65,458,462,516 shares outstanding. Subject to the qualifications described above, as of the date hereof we hold; and (ii) 30,030,622,754 Series L shares as treasury shares pending their placement in circulation as a result of the dividend payment process described in this notice.

The following table shows the number and series of shares that together constitute the outstanding capital stock of AMX in circulation, as of October 28, 2016:

Series	Number of Shares Outstanding	Percentage
A	596,200,654	0.91%
AA	20,634,632,660	31.52%
L	44,228,129,202	67.57%
Total	65,458,462,516	100.00%

Neither the grant of the dividend nor the placement of the Series L shares in circulation, will give rise to an increase in our authorized capital.

NON-MEXICAN JURISDICTIONS

The options, periods of time and procedures described in this notice may be subject to special considerations as with respect to those shares of AMX that are listed for trading in non-Mexican jurisdictions. Holders of such shares must refer to the notice or notices AMX will publish in their respective jurisdictions.

The transactions described in this notice DO NOT constitute a public offering of securities and are reserved to América Móvil’s existing shareholders, only. This notice contains certain estimates with respect to our future results of operations and prospects. Our actual results could differ significantly from such estimates. This notice contains forward looking statements. Such statements must be read in conjunction with the risk factors described in our annual report. Our actual results could differ significantly from those described in such statements and in any future oral or written statement issued by América Móvil or any of our representatives. We assume no obligation to revise or update any projection or estimate based on the availability of new information, the occurrence of  future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez

Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact